Filed Pursuant to Rule 433
Registration Statement No. 333-137225

Healthcare Property Investors, Inc.
Senior Notes due 2016

Pricing Term Sheet

Issuer:	Healthcare Property Investors, Inc.
Size:	$400,000,000
Maturity:	September 15, 2016
Coupon:	6.30%
Price:	99.877% of face amount
Proceeds (before expenses) to HCP:	$396,908,000
Yield to Maturity:	6.317%
Spread to Benchmark Treasury:	+ 155 basis points
Benchmark Treasury:	4.875% due 8/15/2016
Benchmark Treasury Yield:	4.767%
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2007
Redemption Provisions:	In addition to the Change of Control Repurchase Event as described in the Preliminary Prospectus Supplement dated September 11, 2006, redeemable as described below.
Make-whole call:	At any time at a discount rate of Treasury plus 25 basis points
Settlement:	T+5; September 19, 2006
CUSIP:	421915EG0
Ratings:	Baa2/BBB+/BBB+

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-227-2275, Ext. 2663 or calling J.P. Morgan Securities Inc. collect at 1-212-834-4533.